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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section

FEB 28 2011

Washington DC
110

SEC FILE NUMBER
8-68097

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Souza Barros Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 Brickell Avenue, Suite #1120
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jose Alvarado — 305-967-7900
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

JD 3/17

OATH OR AFFIRMATION

I, Jose Alvarado, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Souza Barros Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

CLAIRE L. HUTCHINSON
MY COMMISSION #DD881961
EXPIRES: JUL 31, 2013
Bonded through 1st State Insurance

(Notary Public)

(Signature)

President + CEO

(Title)

STATE OF FLORIDA, COUNTY OF Miami Dade THE FOREGOING INSTRUMENT WAS ACKNOWLEDGED BEFORE ME THIS 25 DAY OF February, 2011
BY: Jose Alvarado
AS President
FOR: Souza Barros Securities, Inc.
FLDL# A416-438-63-321-0

NOTARY PUBLIC – STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

Souza Barros Securities, Inc.

We have audited the accompanying statement of financial condition of Souza Barros Securities, Inc. as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, changes in liability subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Souza Barros Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaufman, Rossin & Co.

Miami, Florida
February 22, 2011

SOUZA BARROS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

CASH AND CASH EQUIVALENTS (NOTE 5)	$	881,724
DEPOSIT AT BROKER (NOTE 5)		250,000
RESTRICTED CERTIFICATE OF DEPOSIT (NOTE 4)		45,398
OTHER ASSETS		43,250
PROPERTY AND EQUIPMENT (NOTE 3)		51,816
	$	1,272,188

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accounts payable and accrued liabilities	$	146,594
COMMITMENTS (NOTE 4)		
SUBORDINATED LOAN (NOTE 6)		1,000,000
STOCKHOLDER'S EQUITY		125,594
	$	1,272,188

See accompanying notes.

SOUZA BARROS SECURITIES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2010

REVENUE		
Commissions (Note 6)	$	2,178,412
Other		12,142
Interest and dividends		615
Total revenue		2,191,169
EXPENSES		
Clearing charges		1,067,001
Salaries (Note 8)		780,612
Travel		307,797
Commissions		304,555
Insurance		113,444
Communications (Note 4)		94,677
Rent (Note 4)		76,169
Professional fees		69,286
Interest (Note 6)		41,526
Other general and administrative		38,012
Office expenses		29,942
Depreciation (Note 3)		15,258
Computer expense		12,949
Licenses and permits		9,811
Total expenses		2,961,039
NET LOSS	$(	769,870)

See accompanying notes.

SOUZA BARROS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2010

	Common stock no par value; 10,000 shares authorized				
	Shares issued and outstanding	Amount	Additional paid-in capital	Accumulated deficit	Total
Balances - December 31, 2009	100	$ 10,000	$ 2,190,000	$(1,854,536)	$ 345,464
Contributions	-	-	550,000	-	550,000
Net loss		-	-	(769,870)	(769,870)
Balances - December 31, 2010	100	$ 10,000	$ 2,740,000	$(2,624,406)	$ 125,594

See accompanying notes.

SOUZA BARROS SECURITIES, INC.
STATEMENT OF CHANGES IN LIABILITY SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
YEAR ENDED DECEMBER 31, 2010

Balance - December 31, 2009	$	-
Issuance of subordinated note (Note 6)		1,000,000
Balance - December 31, 2010	$	1,000,000

See accompanying notes.

SOUZA BARROS SECURITIES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$(	769,870)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		15,258
Changes in operating assets and liabilities:		
Restricted certificate of deposit		16,463
Other assets	(	24,991)
Accounts payable and accrued liabilities		37,353
Total adjustments		44,083
Net cash used in operating activities	(	725,787)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(	1,490)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		550,000
Proceeds from subordinated loan		1,000,000
Net cash provided by financing activities		1,550,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		822,723
CASH AND CASH EQUIVALENTS - BEGINNING		59,001
CASH AND CASH EQUIVALENTS - END OF YEAR	$	881,724
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	33,359
Income taxes paid	$	-

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Souza Barros Securities, Inc. (the Company) is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company acts in an agency capacity, buying and selling securities for its customers and charging a commission. The Company is a wholly owned subsidiary of The Giant Holding International, Ltd. (the "Parent").

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Securities Transactions and Revenue Recognition

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis. Revenue from a company affiliated by common ownership accounted for approximately 69% of total revenue for the year ended December 31, 2010.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original purchased maturities of three months or less to be cash equivalents.

From time to time, the Company maintains cash balances with financial institutions in excess of federally insured limits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense as incurred.

Depreciation

Depreciation of property and equipment is computed by the straight-line method over the estimated useful lives of the assets, which range from five to seven years.

Income Taxes

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with *"Accounting for Uncertainties in Income Taxes"* as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. The Company's tax returns since inception in 2008 remain subject to examination by its taxing authorities.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the year presented. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2010 the Company's Net Capital was $985,130 which exceeded the requirements by $885,130. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.15 to 1 at December 31, 2010.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2010 consisted of the following:

Furniture and fixtures	$ 30,204
Office equipment	55,342
	85,546
Less: accumulated depreciation	(33,730)
	$ 51,816

Depreciation expense amounted to $15,258 for the year ended December 31, 2010.

NOTE 4. COMMITMENTS

Lease Commitments

The Company is obligated under a non-cancelable operating lease for its office facility in Miami, Florida, expiring in September 2013. In addition, the Company also leases office equipment and a software license under various non-cancelable operating leases.

The approximate future minimum rentals under these leases for the years subsequent to December 31, 2010 are as follows:

2011	$ 137,000
2012	116,000
2013	97,000
	$ 350,000

Rent expense for the office facility amounted to $76,169 for the year ended December 31, 2010. The expense for the office equipment and software license amounted to $57,157 for the year ended December 31, 2010, and is included in communications in the accompanying statement of operations.

NOTE 4. COMMITMENTS (Continued)

Letter of Credit with Bank

At December 31, 2010, the Company maintained a $45,398 irrevocable standby letter of credit issued in favor of the lessor holding the Company's office facility lease. The letter of credit expires in September 2011, with automatic one year renewals thereafter. As collateral for the letter of credit, the Company maintains a certificate of deposit in the amount of $45,398.

NOTE 5. RISK CONCENTRATIONS

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are provided by a brokerage firm, whose principal office is in Jersey City, New Jersey. At December 31, 2010, $881,287 of cash and cash equivalents and the $250,000 deposit at broker as reflected in the accompanying statement of financial condition, are held by this brokerage firm.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In connection with margin activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 6. RELATED PARTY TRANSACTIONS

Transactions with Affiliate

In the normal course of business, the Company engages in securities transactions with a company that is affiliated through common ownership. The Company earned commission of approximately $1,510,000 on these transactions for the year ended December 31, 2010, which are included as part of commissions in the accompanying statement of operations.

Subordinated Loan

On June 1, 2010, the Company executed a subordinated loan agreement with its Parent. The principal amount of the loan is $1,000,000, the interest rate is 1.2 percent per annum, accrued monthly, and the principal is payable on the maturity date, December 31, 2020. The loan was made under agreements pursuant to the rules and regulations of the Securities and Exchange Commission, approved by FINRA and is subordinated to the claims of general creditors. Interest expense related to the loan for the year ended December 31, 2010 amounted to $8,167.

NOTE 7. INCOME TAXES

At December 31, 2010, the Company has a deferred tax asset of approximately $950,000 relating to its net operating loss carryforward and temporary differences in the tax and book basis of capitalized assets, principally start up expenses deferred and amortized for income tax purposes. A valuation allowance in the same amount has been recorded as management believes it is more likely than not that the tax benefits may not be realized. At December 31, 2010, the Company has a net operating loss carryforward of approximately $1,678,000. The net operating loss carryforward, if not used, begins expiring in 2029.

For the year ended December 31, 2010, the Company recorded an income tax benefit of approximately $252,000, which was offset by a valuation allowance in the same amount. The effective tax rate differed from the federal statutory rate of 34%, principally due to the change in the deferred tax asset valuation allowance.

NOTE 8. EMPLOYEE BENEFIT PLAN

The Company sponsors a 401(k) profit sharing plan (the Plan) that covers substantially all full-time employees meeting certain eligibility requirements. The Company matches 50% of employee deferrals up to 4% of annual compensation. The Company's profit sharing expense is recognized in the year incurred. The Company's contributions to the Plan amounted to $7,279 for the year ended December 31, 2010 and is included as part of salaries in the accompanying statement of operations.

SUPPLEMENTARY INFORMATION

SOUZA BARROS SECURITIES, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2010

CREDITS		
Stockholder's equity	$	125,594
Subordinated loan		1,000,000
Total credits		1,125,594
DEBITS		
Property and equipment		51,816
Restricted certificate of deposit		45,398
Other assets		43,250
Total debits		140,464
NET CAPITAL		985,130
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $146,594		100,000
EXCESS NET CAPITAL	$	885,130
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.15 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	146,594

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

See independent auditors' report.

SOUZA BARROS SECURITIES, INC.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3
DECEMBER 31, 2010

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Souza Barros Securities, Inc.

In planning and performing our audit of the financial statements of Souza Barros Securities, Inc. (the Company) as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

Miami, Florida
February 22, 2011

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Souza Barros Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Souza Barros Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (collectively the "specified parties"), solely to assist you and the other specified parties in evaluating Souza Barros Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Souza Barros Securities, Inc.'s management is responsible for Souza Barros Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Miami, Florida
February 22, 2011

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068097 FINRA DEC
SOUZA BARROS SECURITES INC 16*16
1221 BRICKELL AVE STE 1120
MIAMI FL 33131-3230

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5478
   B. Less payment made with SIPC-6 filed (exclude interest) (2082)
   08/06/2010
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment)
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $ 3396
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 3396
   H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Souza Barros Securities Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President & CEO
(Title)

Dated the 7th day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

RECEIVED
Dec 2010

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ________, 20__
and ending ________, 20__
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 2,191,169

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________ ________

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions ________

2d. SIPC Net Operating Revenues $ 2,191,169

2e. General Assessment @ .0025 $ 5478

(to page 1, line 2.A.)

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Miami:

2699 s. bayshore drive
suite 300
miami, florida 33133

305 858 5600
305 856 3284 fax

Ft. Lauderdale:

200 e. broward blvd.
suite 1310
ft. lauderdale, florida 33301

954 713 7444
954 759 7877 fax

Boca Raton:

225 n.e. mizner blvd.
suite 250
boca raton, florida 33432

561 394 5100
561 750 9781 fax

World Wide Web:

www.kaufmanrossin.com

SOUZA BARROS SECURITIES, INC.

REPORT PURSUANT TO RULE 17A-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2010



KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS